Exhibit 99.3

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

THURSDAY, NOVEMBER 18, 2010

MOUNTAIN PROVINCE DIAMONDS INC.

401 Bay Street, Suite 2700, P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

MANAGEMENT INFORMATION CIRCULAR
(all information as at October 4, 2010 unless otherwise noted)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (“Corporation”) for use at an annual and special meeting of the Corporation’s shareholders (the “Meeting”) to be held on Thursday, November 18, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournments thereof.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.  A proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone:                 1-800-564-6253
By Fax:                      1-866-249-7775 (within North America)
By Fax:                      (416) 263-9524 (outside North America)
By Email:                   service@computershare.com

1.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxy holders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-registered Holder should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service Corporation in accordance with the instructions of the Intermediary or its service Corporation.

2.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to “non objecting beneficial owners”.  If the Corporation or its agent has sent these materials to you directly (instead of through an Intermediary), your name and address, and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding your shares on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding your shares on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada  M5H 2Y4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the “Board”) has fixed October 1, 2010 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive Notice of the Meeting.  Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the proxy, and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll.

3.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.  An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

4.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 72,583,973 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote.  The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPV’ and on the American Stock Exchange (the “NYSE Amex”) under the symbol ‘MDM’.  The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on October 1, 2010 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder	No. of Shares Held	Percentage of issued and outstanding share capital of 72,583,973 shares (as at October 4, 2010)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	14,670,096	20.21%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“Business Corporations Act”).  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

5.

Name , Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation At Present And During Last Five Years If Different From Office Held (2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
Jonathan Comerford (4) (5) Chairman of the Board and a director of the Corporation Ireland	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	20,000(7)
Patrick Evans President, Chief Executive Officer and a director of the Corporation Arizona, United States of America
President and CEO of the Corporation since November 2005.  CEO and director of Norsemont Mining Inc. since June 2007.  Formerly President and CEO of SouthernEra Resources Inc. (2001 to 2004), President and CEO of Southern Platinum Corp. (2004 to 2005); and President and CEO of Weda Bay Minerals Inc. (2005 to 2006).
		November 16, 2005	481,273(8)
Elizabeth J. Kirkwood (6) Director of the Corporation Ontario, Canada	Independent Business Executive, formerly Chairman, CFO and Corporate Secretary of the Corporation (2003 to 2006); President and CEO of First Nickel Inc. (2003 to 2006).	September 21, 2001	11,600(9)
Carl Verley (5) (6) Director of the Corporation British Columbia, Canada	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983	December 2, 1986	258,000
David Whittle (4) (5) Director of the Corporation British Columbia, Canada	CFO of Alexco Resource Corp. since October 2007; formerly CFO of Hillsborough Resources from August 2004 to August 2007; self-employed Chartered Accountant prior.	November 1, 1997	65,600(10)
D.H.W. (Harry) Dobson (6) Director of the Corporation Monaco
Independent Businessman.  Director and Chairman of Kirkland Lake Gold Inc. since 2001.  Director and Chairman of Rambler Metals and Mining plc since 2004.  Director and Chairman of Borders and Southern Petroleum plc since 2005.
		November 1, 1997	1,208,510(11)
Peeyush Varshney (4) Director of the Corporation British Columbia, Canada	Principal of Varshney Capital Corp.; CEO and Director of Canada Zinc Metals Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	80,122(12)

(1)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.

(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)
The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)	Member of the Corporation’s Audit Committee.

(5)	Member of the Corporation’s Compensation Committee.

(6)	Member of the Corporation’s Corporate Governance Committee.

6.

(7)
In addition to the shareholdings above, Mr. Comerford holds options to purchase up to a total of 180,000 Common Shares at an exercise price of $1.26, expiring on November 23, 2013. The options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.

(8)
In addition to the shareholdings above, Mr. Evans holds options to purchase up to a total of 500,635 Common Shares, 100,000 of which are at an exercise price of $4.50 and expire on January 30, 2011; 100,635 of which are at an exercise price of $1.26 and expire on November 23, 2013; and 300,000 of which are at an exercise price of $1.72 and expire August 25, 2014.  These options were granted to Mr. Evans under the Corporation’s Stock Option Plan. Mr. Evans also holds warrants to purchase up to 50,000 shares at an exercise price of $3.20 each, expiring June 8, 2011.

(9)
In addition to the shareholdings above, Ms. Kirkwood holds options to purchase up to a total of 90,000 Common Shares at an exercise price of $1.26 and expiring on November 23, 2013.  These options were granted to Ms. Kirkwood under the Corporation’s Stock Option Plan.

(10)
In addition to the shareholdings above, Mr. Whittle holds options to purchase up to a total of 60,000 Common Shares at an exercise price of $1.26 and expiring on November 23, 2013.  These options were granted under the Corporation’s Stock Option Plan.  Mr. Whittle also holds warrants to purchase 5,000 Common Shares at an exercise price of $2.00 per share which expire on February 5, 2011.  (12)172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

(11)
In addition to the shareholdings above, Mr. Dobson holds options to purchase up to a total of 74,000 Common Shares at an exercise price of $1.26 and expiring on November 23, 2013.  The options were granted under the Corporation’s Stock Option Plan.

(12)
In addition to the shareholdings above, Mr. Varshney holds options to purchase up to a total of 90,000 Common Shares at an exercise price of $1.26 and expiring on  November 23, 2013.  The options were granted under the Corporation’s Stock Option Plan.

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director or executive officer of any Corporation that, while that person was acting in that capacity:

(a)
was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days.  The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”).  At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC.  The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation.  Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

7.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States.  Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006.   Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford and Harry Dobson are directors of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed nominee director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

(c)
“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

8.

(d)	“Named Executive Officers” or “NEO” means;

(i)	the CEO;

(ii)	the CFO;

(iii)
each of the Corporation’s three most highly compensated officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)
any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year;

(e)
“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

(f)
“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.  The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

9.

Compensation Philosophy

The Corporation’s compensation philosophy is that any and all employees, or those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes two elements; consulting fees (pursuant to consulting agreements with NEOs), and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX, the NYSE Amex, and the Corporation’s Stock Option Plan.  The Corporation does not provide sponsored or defined pension or retirement plans, nor other benefit plans.  Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 - Audit Committees,  United States securities laws and NYSE Amex rules).  However, compensation matters may also be reviewed and approved by the Board.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy.  However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is based on generally on discussion by the Compensation Committee, or by the Board.  Since the Corporation entered into the consulting agreements with the CEO, Patrick Evans, in November 2005, and amended Mr. Evans’ consulting agreement in August 2009, and with the CFO, Jennifer Dawson, in May 2006, there have been no changes to the terms of the consulting agreements.  The consulting agreements call primarily for cash-based compensation for Patrick Evans and Jennifer Dawson, although there were options granted upon the execution of the consulting agreement and its amendment with Patrick Evans to align the interests of management and shareholders.

As part of the Compensation Committee’s Terms of Reference, it is charged with the responsibility to review and recommend any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board of Directors, and to make any recommendations for the granting of options.  The Compensation Committee has not made any recommendations on changes to compensation for the Corporation’s senior management in the most recently completed financial year.  The Compensation Committee did make recommendations to the Board of Directors with respect to the granting of stock options for directors and officers during the year.

Consulting Fees

Currently, the CEO and CFO both provide consulting services to the Corporation for their respective roles with the Corporation, and have had consulting agreements with the Corporation since November 2005 (amended in August 2009), and May 2006 respectively.  There are no other NEOs with employment or other agreements with the Corporation.

10.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the Corporation’s Stock Option Plan.  Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option.  The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

At the Corporation’s annual and special meeting held on September 10, 2009, the Corporation’s shareholders approved certain amendments to the Stock Option Plan which included the provision for options equal to a rolling 10% of the Corporation’s issued and outstanding shares being available for grant under the Corporation’s Stock Option Plan.

The amendment of the consulting agreement with Mr. Evans in August 2009 included a grant for 300,000 options, each with an exercise price of $1.72 and expiring August 25, 2014.  These options were subject to the shareholders’ approval of amendments to the Stock Option Plan at the Corporation’s annual and special meeting held September 10, 2009, as well as regulatory approvals received in October 2009.  The options vested immediately, retroactively, with the necessary approvals.  Mr. Evans’ amended consulting agreement also allowed for the provision of future performance-based bonus payments.

There are no other Long-Term Incentive Plans in place.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above.  For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation’s only Named Executive Officers.

11.

CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 (the “Evans Agreement”), and amended in August 2009. The monthly consulting fee under the Consulting Agreement is $16,667, and in the nine months ended December 31, 2009, the Corporation paid a total of $309,471 in monthly consulting fees and bonuses to Mr. Evans.  Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of annual compensation in the event the Evans Agreement is terminated by the Corporation.  In the event of termination as a result of change in control of the Corporation, Patrick Evans is entitled to receive, within 30 days of the termination, a severance payment equal to eighteen months of his annual compensation as well as incentive compensation described as a bonus of C$100,000 for each C$1.00 that the share price is above C$4.00 on such change of control, prorated.

CFO Compensation

The Corporation has a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006 (the “Dawson Agreement”).  The Dawson Agreement renews annually effective May 1st of each year, unless terminated by either party with at least 60 days’ notice.  The Consulting Agreement is on a time-spent basis, and in the nine months ended December 31, 2009, the Corporation paid or accrued a total of $162,012 pursuant to the Dawson Agreement.  In the event of termination as a result of change in control of the Corporation, Jennifer Dawson is to be paid a lump sum, plus applicable taxes, equal to the previous twelve months of invoiced and billable services by her.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2005, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

12.

Mountain Province Diamonds Inc. (“MPV”)
Cumulative Value of $100 Investment Made March 31, 2005

	Mar 2005	Mar 2006	Mar 2007	Mar 2008	Mar 2009	Dec 2009
MPV	$2.26	$4.79	$4.23	$5.00	$0.85	$2.29
S & P/TSX Composite Index	9,612.38	12,110.61	13,165.50	13,350.13	8,720.39	11,746.11

With the exception of fiscal periods ended March 31, 2009 and December 31, 2009, the trend for a cumulative investment in the Corporation is similar or better than an investment in the S&P/TSX Composite Index.  The trend in executive compensation is consistent with the performance of the Common Shares.  The Corporation feels that compensation paid to its executive officers is in line with what is paid by comparable companies in North America. The Corporation bases the compensation for its executive officers on the years of service with the Corporation, responsibilities of each officer, the performance of each officer and their duties in that position.

Option-based awards

The Corporation’s Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, in any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based awards.

13.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 - “From 51-102F6”) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers, for the nine months ended December 31, 2009.  The Named Executive Officers are Patrick Evans and Jennifer Dawson:

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Patrick Evans(1)	December 31, 2009	Nil	Nil	$268,405	Nil	Nil	Nil	$314,471	$582,876
President and CEO	March 31, 2009	Nil	Nil	$114,840	Nil	Nil	Nil	$155,000	$269,840

Jennifer Dawson	December 31, 2009	Nil	Nil	Nil	Nil	Nil	Nil	$162,012	$162.012
CFO	March 31, 2009	Nil	Nil	$57,420	Nil	Nil	Nil	$99,350	$156,770

(1)
Mr. Evans was paid $150,000 pursuant to the terms of the Evans Agreement for his services as President and CEO for the year ended March 31, 2009 and $309,471 for the year ended December 31, 2009.  Mr. Evans is also a director of the Corporation and received a fee of $5,000 for acting in this capacity for years ended March 31, 2009 and December 31, 2009. Mr. Evans’ compensation as a director is included in “All Other Compensation” above.

(2)
The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value (August 25, 2009) and relied on the following key assumptions and estimates for the calculation of Mr. Evans’ Option-based Award for the year ended December 31, 2009:  Dividend yield - nil; Expected volatility - 59%; Risk free rate of return - 2.54%; expected life of options - five years.  For the Option-based Awards for Mr. Evans and Ms. Dawson for the fiscal year ended March 31, 2009 (November 25, 2008) and relied on the following key assumptions and estimates for each calculation: Dividend yield - nil; Expected volatility - 55%; Risk fee rate of return - 2.57%; expected life of options - 5 years.  The Corporation chose this methodology because it is a recognized standard for such valuations.   In the fiscal years ended March 31, 2009 and December 31, 2009, there were no other options granted to NEOs.

Incentive Plan Awards

The Corporation does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Patrick Evans	100,000(2) 100,000 100,635 300,000	$2.63 $4.50 $1.26 $1.72	November 1, 2010 January 30, 2011 November 23, 2013 August 24, 2014	$Nil $Nil $103,654 $171,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Jennifer Dawson	90,000	$1.26	November 23, 2013	$92,700	Nil	Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $2.29, and the exercise or base price of the option.

(2)	These options were exercised by Mr. Evans on September 24, 2010.

Incentive Plan Awards - Value Vested or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2009 for each of the Named Executive Officers for the option-based awards during the financial year ended December 31, 2009.  There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Value on Date Vested (1) ($)
Patrick Evans	Nil
Jennifer Dawson	Nil

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.  The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under “Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

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Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2009:

Director Name(1)	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$10,000	Nil	Nil	Nil	Nil	Nil	$10,000
D.H.W. Dobson	$5,000	Nil	Nil	Nil	Nil	Nil	$5,000
Elizabeth Kirkwood	$5,000	Nil	Nil	Nil	Nil	Nil	$5,000
Peeyush Varshney	$5,000	Nil	Nil	Nil	Nil	Nil	$5,000
Carl Verley	$5,000	Nil	Nil	Nil	Nil	Nil	$5,000
David Whittle	$7,500	Nil	Nil	Nil	Nil	Nil	$7,500

(1)
This table excludes the director compensation paid to Patrick Evans, CEO, of $5,000 per annum for his services as a director.  This amount is included and discussed under “Summary Compensation Table” above.

Compensation for directors is in the form of annual cash payments in the amounts of $5,000 per ordinary director, $7,500 for the Chairman of the audit committee, and $10,000 for the Chairman of the Board, which amounts were paid during the financial year ended December 31, 2009, semi-annually in advance.  There is no additional compensation for attending meetings or participating in Board committees.  The compensation for directors has not changed since 2006.  The amounts paid were not prorated in the nine month year ended December 31, 2009.

As disclosed elsewhere in this Information Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees, and directors.  The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

16.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Jonathan Comerford	180,000	$1.26	November 23, 2013	$185,400	Nil	Nil
D.H.W. Dobson	90,000	$1.26	November 23, 2013	$92,700	Nil	Nil
Elizabeth Kirkwood	90,000	$1.26	November 23, 2013	$92,700	Nil	Nil
Peeyush Varshney	90,000	$1.26	November 23, 2013	$92,700	Nil	Nil
Carl Verley	50,000(2)	$1.26	November 23, 2013	$51,500	Nil	Nil
David Whittle	90,000	$1.26	November 23, 2013	$92,700	Nil	Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $2.29, and the exercise or base price of the option.

(2)	Mr. Verley exercised these options on August 16, 2010.

Incentive Plan Awards - Value Vested or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2009 for each of the Directors for the option-based awards during the financial year ended December 31, 2009.  There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Value on Date Vested(1) ($)
Jonathan Comerford	Nil
D.W.H. Dobson	Nil
Elizabeth Kirkwood	Nil
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

17.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.  The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 - Corporate Governance Disclosure (“NI 58-201”) and the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to that Act, and the NYSE Amex corporate governance rules as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. All the seven proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

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Applying the definition set out in section 1.4 of NI 52-110, and applicable United States securities laws and NYSE Amex rules, six of the seven members of the Board are independent. The members who are independent are: Jonathan Comerford, Elizabeth J. Kirkwood, Carl Verley, David Whittle, D.H.W. (Harry) Dobson, and Peeyush Varshney.

Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Norsemont Mining Inc.; Anvil Mining Inc.
Jonathan Comerford	Neovia Financial Plc; Durras Investment Holding Limited (private); Newfoundland and Labrador Refining Corporation (private).
D.H.W. (Harry) Dobson	Kirkland Lake Gold Inc.; Rambler Metals and Mining plc; Borders and Southern Petroleum plc; Newfoundland and Labrador Refining Corporation (private)
Elizabeth Kirkwood	Match Capital Resources Corporation
Peeyush Varshney	Afrasia Mineral Fields Inc.; BCY Resources Inc.; Canada Zinc Metals Corp; Trigen Resources Inc.; Minaean International Corp.; Range Capital Corp
Carl Verley	Alphamin Resources Corp; African Metals Corporation; Amerlin Exploration Services Ltd. (private); Proquest Resources Corporation (private); 324788 BC Ltd. (private).

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management.  The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance.   The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

19.

Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of chair and CEO.  Patrick Evans is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed financial period of nine months ended December 31, 2009, the Board met two times. Patrick Evans, Jonathan Comerford, Peeyush Varshney and Carl Verley attended both meetings. Elizabeth Kirkwood, Harry Dobson, and David Whittle attended one of the two meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders.  The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(b)	the Corporation’s strategic planning process,

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters

(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements

(f)	evaluating the effectiveness of senior management and establishing their compensation,

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,

(i)	the Corporation’s major business development initiatives,

20.

(j)	the integrity of the Corporation’s internal control and management information systems,

(k)	the Corporation’s policies for communicating with shareholders and others, and

(l)	the general review of the Corporation’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board.  Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

(b)	approval of the Corporation’s business plan and monitoring performance,

(c)	acquisition of, or investments in, new business,

(d)	changes in the nature of the Corporation’s business,

(e)	changes in senior management, and

(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the chair of the Board and the chairs of each Board committee.  The roles and responsibilities of each Board committee are included in Terms of Reference for each Board committee.  It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee.  As well, there exists a Corporation Mandate for the Board of Directors, and the chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board of Directors.

The duties and responsibilities of the President and CEO are included in the Corporation’s Consulting Agreement with Patrick Evans including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to him by the Board.  Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and other Directors, who can answer any questions that may arise.

21.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website and available on SEDAR at www.sedar.com and on the SEC’s website at http://sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20F for the year ended March 31, 2006.  The amended Business Conduct Policy will be included in an exhibit to the Corporation’s annual report on Form 20F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance.  The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest.  Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors. The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board, as needed. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Assessments

The board of directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the Board and Committees.

22.

Board Committees

Committees of the Board are in integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent.  The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy.  The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent

During the most recently completed financial year, the Compensation Committee did not formally meet, but communicated by telephone or email in consideration of amending the consulting agreement of Patrick Evans, and the Committee’s recommendation to the Board thereof in August 2009.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board.  During the most recently completed financial year, the Corporate Governance Committee did not meet.  The Committee is composed of Harry Dobson, Elizabeth Kirkwood (Chair), and Carl Verley, all of whom are independent directors.

23.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule ‘A’ to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  During the most recently completed financial year, the Audit Committee met three times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with seventeen years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States.  Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce university degree and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2009, have been pre-approved by the Audit Committee of the Corporation.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

24.

Audit Fees

“Audit Fees” are the aggregate fees billed by KPMG for the audit of the Corporation’s consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard-setting bodies.

Aggregate audit fees billed for the fiscal year ended December 31, 2009 by KPMG were $200,000, including $105,000 for the year-end audit, $50,000 for prospectus work, and $45,000 for interim quarterly reviews, and the Corporation was billed $83,950 for the fiscal year ended March 31, 2009.  All such fees were approved by the Audit Committee.

Audit-Related Fees

“Audit-Related Fees” are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a Corporation’s employee benefit plan.

“Audit Related Fees” charged by KPMG during the fiscal year ended December 31, 2009 were $20,000 and $nil for the fiscal year ended March 31, 2009.

Tax Fees

“Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in the fiscal year ended December 31, 2009 by KPMG were $13,900 and $18,695 for the year ended March 31, 2009.  These services were approved by the Audit Committee.

All Other Fees

During the fiscal year ended December 31, 2009, KPMG charged $7,200 for other services ($nil for the fiscal year ended March 31, 2009).

25.

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com.  Management is available to shareholders to respond to questions and concerns.  The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual and Special Meeting of Shareholders, please advise us at:  Corporate Secretary, Mountain Province Diamonds Inc., 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario M5H 2Y4; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through the membership on the Board of Directors of a key member of management, and the attendance of the CFO and Corporate Secretary at Board meetings, are key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance.  This process establishes clear expectations of management and accountability for results.  The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation.  The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,309,774	$1.75	5,075,139
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,309,774	$1.75	5,075,139

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of the Shareholder Right Plan

On August 4, 2006, the Corporation adopted a shareholder rights plan (the “2006 Plan”) which was approved by the Corporation’s shareholders at the annual general meeting of the Corporation held on September 13, 2006. The Board has determined that it is in the best interests of the Corporation to allow the 2006 Plan to lapse and to put in place a new shareholder rights plan.

On September 7, 2010, the Board passed a resolution approving the Mountain Province Diamonds Inc. Shareholder Rights Plan (the “Shareholder Rights Plan”). The shareholders are asked to consider and, if thought advisable, pass an ordinary resolution approving the Shareholder Rights Plan (the “Shareholder Rights Plan Resolution”).

If the Shareholder Rights Plan Resolution is approved at the Meeting, the Shareholder Rights Plan will continue in effect. If the Shareholder Rights Plan Resolution is not approved, the Shareholder Rights Plan will terminate as of the date of the Meeting.

Purpose of the Shareholder Rights Plan

The purpose of the Shareholder Rights Plan is to provide the Board and shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board. The Shareholder Rights Plan addresses several concerns that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada. These concerns are described in greater detail below.

Time to consider bid

Under current securities legislation, the minimum period that a take-over bid must remain open for acceptance is 35 days. The Board is of the view that 35 days constitutes an insufficient amount of time to permit the Directors and shareholders to assess an offer, and to allow the Directors to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The Shareholder Rights Plan gives the Board and shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Shareholder Rights Plan. In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” includes all holders of Voting Shares other than (i) a person (or a group of affiliated or associated persons) who has publicly announced that it has acquired beneficial ownership of 20% or more of the Common Shares (an “Acquiring Person”) (ii) any offeror making a take-over bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) persons acting “jointly or in concert” with an Acquiring Person; and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting and tendering to a takeover bid of the Voting Shares.

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Pressure to tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Shareholder Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited. The Shareholder Rights Plan therefore effectively separates a shareholder’s decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal treatment of shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the Shareholder Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Corporation’s Voting Shares must be made to all holders of Voting Shares.

How the Shareholder Rights Plan Works and Effect of the Shareholder Rights Plan

One right (a “Right”) has been issued in respect of each of the outstanding Common Shares to the shareholders as of the close of business on September 9, 2010. One Right will also be issued in respect of each Common Share issued after September 9, 2010 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time. Unless waived by the Board in the circumstances permitted by the Shareholder Rights Plan, the Separation Time would generally be the close of business on the tenth trading day after the earliest to occur of:

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(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an Acquiring Person) other than as a result of, among other things (i) a reduction in the number of Common Shares outstanding, or (ii) a “Permitted Bid” or a “Competing Permitted Bid” (as defined under the Shareholder Rights Plan);

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares that are subject to the bid together with the Common Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)	the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined under the Shareholder Rights Plan). The initial Exercise Price under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. “Market Price” is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board (to the extent permitted by the Shareholder Rights Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

In the event of an unsolicited take-over bid or a bid that is not a Permitted Bid under the Shareholder Rights Plan, the Board believes that the effect of the Shareholder Rights Plan will be to enhance shareholder value, ensure equal treatment of shareholders in the context of an acquisition of control, and lessen the pressure on shareholders to tender to a bid.

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interest of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Shareholder Rights Plan, regardless of the acceptability of the bid to the Board.

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The Shareholder Rights Plan does not diminish or detract from the duty of the Board to act honestly, in good faith and in the best interests of the Corporation and its shareholders, or to consider on that basis any take-over bid that is made, nor does the Shareholder Rights Plan alter the proxy mechanism to change the Board, create dilution on the initial issue of the rights, or change the way in which the Common Shares trade.

A summary of the principal terms and conditions of the Shareholder Rights Plan is contained in Schedule “B” attached to this Circular. The complete text of the Shareholder Rights Plan is available for viewing by the public on www.sedar.com or upon request. Shareholders wishing to receive a copy of the Shareholder Rights Plan should submit their request to the Corporation’s Corporate Secretary at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4.

At the Meeting, the shareholders will be asked to consider and, if thought advisable, approve the Shareholder Rights Plan Resolution, the text of which is as follows:

NOW THEREFORE BE IT RESOLVED THAT:

1.
the shareholder rights plan agreement effective as of September 9, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent, is hereby sanctioned, ratified and confirmed;  and

2.
any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

Directors’ Recommendation

The Board believes that the Shareholder Rights Plan will result in fair treatment to shareholders, is in the best interest of the Corporation, is consistent with current best Canadian corporate practices and addresses institutional investor guidelines. The Board therefore recommends that all shareholders vote FOR the Shareholder Rights Plan Resolution. The persons whose names appear in the attached form of proxy intend to vote FOR the Shareholder Rights Plan Resolution.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which is filed on SEDAR.  The Corporation also files with the United States Securities and Exchange Commission and the American Stock Exchange and its Annual Report on Form 20-F is available at www.sec.gov/edgar.shtml.

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Shareholders may request copies of the Corporation’s financial statements and MD&A by contacting the Corporation at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual and Special Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, have been approved by the Board.

DIRECTOR’S APPROVAL

The contents and the sending of this Information Circular to the shareholders of the Corporation have been approved by the Board.  Unless otherwise specified, information contained in this Information Circular is given as of October 4, 2010.

ON BEHALF OF THE BOARD “Patrick Evans” PATRICK EVANS President and Chief Executive Officer

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Schedule ‘A’

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

May 29, 2006

Revised September 7, 2010

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B.	Composition

1.
The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.
Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.
The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.  The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.
The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

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(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•
review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

•
be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

•
review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

•	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

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(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

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(b)
review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;

4.
with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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Schedule ‘B’

Mountain Province Diamonds Inc.

Summary of Shareholder Rights Plan

Mountain Province Diamonds Inc. (the “Corporation”) adopted and entered into a shareholder rights plan agreement (the “Shareholder Rights Plan”) with Computershare Trust Company of Canada summarized herein on September 9, 2010. The purpose of the Shareholder Rights Plan is to provide the board of directors of the Corporation (the “Board of Directors”) and holders (the “Shareholders”) of the common shares (the “Common Shares”) of the Corporation with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board of Directors.

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan. The full text of the Shareholder Rights Plan is contained in an agreement (the “Agreement”) dated as of September 9, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent. The Agreement is subject to confirmation by Shareholders at a meeting of Shareholders to be held not later than March 9, 2011.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) would be issued in respect of each of the outstanding Common Shares to Shareholders as of the effective date of the Agreement, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the Separation Time (as defined below).

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to the Shareholders. Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally the close of business on the tenth trading day after the earliest to occur of:

37.

(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an “Acquiring Person”) other than as a result of (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below), (iii) acquisitions of Common Shares in respect of which the Board of Directors has waived the application of the Agreement, (iv) other specified exempt acquisitions in which the Shareholders participate on a pro rata basis, or (v) an acquisition by a person of Voting Shares (as defined below) upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv);

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee or any such person, will be void. A Flip-in- Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares (which means Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)	the bid must be made to all the holders of Voting Shares as registered on the books of the Corporation other than the offeror; and

(b)	the bid must contain the following conditions:

(i)
Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn;

(ii)	Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid;

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(iii)	Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

(iv)
if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least ten business days from the date such extension is publicly announced.

“Independent Shareholders” is defined as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) any persons acting jointly or in concert with an Acquiring Person, and (v) any employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

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